FIRST TRUST ADVISORS L.P.

MACQUARIE/FIRST TRUST GLOBAL INFRASTRUCTURE/UTILITIES DIVIDEND & INCOME FUND

PROXY VOTING GUIDELINES

First Trust Advisors L.P. (“FTA”) serves as investment adviser providing discretionary investment advisory services for Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund (the “Fund”). Delaware Investments Fund Advisers (“DIFA”) acts as a sub-adviser to the Fund. FTA has full responsibility for proxy voting and related duties with respect to the Fund. In fulfilling these duties, FTA and the Fund have adopted the following policies and procedures:

1.  It is FTA’s policy to seek to ensure that proxies for securities held by the Fund are voted consistently and solely in the best economic interests of the Fund.

2.  FTA shall be responsible for the oversight of the Fund’s proxy voting process and shall assign a senior member of its staff to be responsible for this oversight.

3.  FTA has engaged the services of Institutional Shareholder Services (“ISS”) to provide research and voting services. ISS provides a password protected website which is accessible to authorized FTA personnel to download upcoming proxy meeting data, including research reports of companies held in the Fund. FTA has adopted the ISS Proxy Voting Guidelines (the “Guidelines”).

4.  FTA shall review proxies received for the Fund and the Guidelines and forward them to DIFA for review. FTA will generally follow the Guidelines to vote Fund proxies so long as such Guidelines are considered to be in the best interests of the Proxy Client, and there are no noted or perceived conflicts of interest. FTA’s use of the Guidelines is not intended to constrain FTA’s consideration of any proxy proposal, and there are times when FTA deviates from the Guidelines. Generally, FTA will not rely on ISS Proxy Voting Guidelines to withhold votes or vote against directors solely based on (i) quota criteria or (ii) the exclusion of certain climate- related disclosures, which may or may not relate to the company’s core business or may not materially impact shareholder value. In such cases, FTA will consider such proxy voting decisions in light of merit-based considerations which it believes may impact shareholder value. In addition, FTA will vote against shareholder proposals that are not related to a company’s core business and/or do not appear to be an appropriate use of a company’s resources to maximize shareholder value. FTA retains final authority and fiduciary responsibility for proxy voting.

5.  If FTA manages the assets or pension fund of a company and any First Trust client holds any securities in that company, FTA will vote proxies relating to such company’s securities in accordance with the Guidelines to avoid any conflict of interest. In addition, if FTA has actual knowledge of any other type of material conflict of interest between itself and the Fund with respect to the voting of a proxy, FTA shall vote the applicable proxy in accordance with the Guidelines to avoid such conflict of interest.

6.  If the Fund requests FTA to follow specific voting guidelines or additional guidelines, FTA shall review the request and generally will follow such guidelines, unless FTA determines that it is unable to follow such guidelines. In such case, FTA shall inform the Fund that it is not able to honor the Fund’s request.

7.  FTA clients, in addition to the Fund, have delegated discretionary proxy voting authority to FTA. FTA votes proxies for such clients in accordance with the First Trust Advisors L.P. Proxy Voting Guidelines.

Adopted: October 3, 2004

Amended: September 9, 2019

Amended: October 12, 2022

Amended: June 5, 2023